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                                  EXHIBIT 28.3
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Mid-Atlantic Investors
A.S.C. General Partnership                              Tel. 803-749-7888
P.O. Box 7674                                            FAX 803-749-7090
Columbia, South Carolina  29202


November 13, 1996



Mr. John C. Troutman
President and CEO
PALFED, Inc.
107 Chesterfield Street South
Aiken, SC  29801-4501              Via FedEx

Dear Mr. Troutman:

     Mid-Atlantic Investors has sought to have Mr. Jerry Garfinkle elected to the Board. Mid-Atlantic Investors and its partners own almost 10% of the Company's stock and would like for Mr. Garfinkle to be one of the Company's eleven directors. We believe the Company's response regarding Mr. Garfinkle's election has been vague and action to elect him unnecessarily slow. Such inaction has caused us to move ahead with other available alternatives.

     In our resolve to maximize shareholder value, today we notified the Company's Corporate Secretary that we intend to promote a "sell the bank proposal" at the next annual meeting. Our proposal opens the door for what very well may be an expensive and time consuming proxy contest. It need not be so; however, we are up to the task.

     Mid-Atlantic Investors is prepared to withdraw its shareholder proposal provided that 1) Mr. Garfinkle is elected promptly to the Board, 2) a Mergers and Acquisitions Committee of the Board is formed forthwith with Mr. Garfinkle as a member, and 3) an advisor skilled in mergers is engaged.

                                             Sincerely,



                                             Jerry Shearer
                                             Managing Partner

cc:  Mr. Jerry Zucker